

Mail Stop 7010

August 4, 2008

Via U.S. Mail and Fax (317) 328-5676
Mr. R. Patrick Murray, II
Chief Financial Officer
Calumet Specialty Products Partners, L.P.
2780 Waterfront Parkway E. Drive, Suite 200
Indianapolis, Indiana 46214

> **Re: Calumet Specialty Product Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 4, 2008**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 9, 2008**
> **File No. 0-51734**

Dear Mr. Murray:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/ Chris White

                                        Chris White
                                        Branch Chief